--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                RECOMMENDATION STATEMENT UNDER SECTION 14(D)(9)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                           (Name of Subject Company)

                               ----------------

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                               ----------------

                                  000267911105
                     (CUSIP Number of Class of Securities)

                             FRANK J. AQUINO, ESQ.
                 Vice President, General Counsel and Secretary
                 EA Engineering, Science, and Technology, Inc.
                              11019 McCormick Road
                          Hunt Valley, Maryland 21031

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1. Subject Company Information.

   The name of the subject company is EA Engineering, Science, and Technology, Inc., a Delaware corporation ("EA" or the "Company"). The address of the principal executive offices of EA is 11019 McCormick Road, Hunt Valley, Maryland 21031. The telephone number at its principal executive offices is
(410) 584-7000.

   The title of the class of equity securities to which this Recommendation Statement relates is EA's common stock, $.01 par value per share (the "Shares"). As of July 24, 2001, 5,842,652 Shares were outstanding and 672,251 Shares were reserved for future issuance pursuant to outstanding stock options, of which stock options to purchase 104,337 Shares were then exercisable at a price per share less than the Offer Price (as defined below).

Item 2. Identity and Background of Filing Person.

   The filing person is the subject company. The name, business address and business telephone number of EA are set forth in Item 1 of this Recommendation Statement.

   This Schedule 14D-9 relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated August 1, 2001, by EA Engineering Acquisition Corporation, a Delaware corporation ("EA Acquisition") to purchase all of the outstanding Shares, at a price of $1.60 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2001 (the "Offer to Purchase"). A copy of the Offer to Purchase is filed as Exhibit (a)(1) to this Schedule 14D-9 and is hereby incorporated by reference. The Offer to Purchase states that the principal executive offices of EA Acquisition are located at 11019 McCormick Road, Suite 250, Hunt Valley, Maryland 21031.

   The Offer is made pursuant to an Agreement and Plan of Merger, dated as of July 24, 2001 (the "Merger Agreement") among EA, EA Acquisition and EA Engineering Holdings, LLC, a Delaware limited liability company and the parent company of EA Acquisition ("EA Holdings"). The Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, EA Acquisition will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger. At the effective time of the Merger, each Share then outstanding (other than Shares owned by EA Acquisition, Loren D. Jensen, Ph.D. and trusts for the benefit of his children and other than Shares held by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $1.60 per Share in cash.

   The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Purpose of the Offer; Plans for EA Engineering," "SPECIAL FACTORS--Merger Agreement," and "THE TENDER OFFER--Terms of the Offer," of the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Information concerning agreements between the Company and its affiliates was described by the Company in its Form 10-K for the fiscal year ended August 31, 2000, a copy of which was distributed to the Company's stockholders on or about December 20, 2000. The relevant portions of that Form 10-K are filed as Exhibit
(e)(2) to this Schedule 14D-9 and are hereby incorporated by reference.

   Dr. Jensen and the trusts for the benefit of his children (the "Jensen Family Trusts") have entered into a Stock Voting, Non-Tender and Contribution Agreement by and among EA Holdings, EA Acquisition, Ecolair LLLP and The Louis Berger Group, Inc. In addition, Dr. Jensen, the Jensen Family Trusts, Ecolair LLLP, The

Louis Berger Group, Inc. and the Company have entered into a Stockholders Agreement that will become effective upon the closing of the Offer. The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," and "THE TENDER OFFER --Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, Ecolair LLLP and The Louis Berger Group, Inc." of the Offer to Purchase is hereby incorporated by reference.

Item 4. The Recommendation.

   At a meeting held on July 23, 2001, the Company's Board of Directors, based on the unanimous recommendation of the Special Committee of the Board of Directors comprised of two independent directors (the "Special Committee"), unanimously (1) determined that the Offer and the Merger are advisable, fair to and in the best interests of, the Company's stockholders (other than Dr. Jensen and the Jensen Family Trusts), (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. The unanimous recommendation of the Special Committee is based, in part, upon the written opinion of Legg Mason Wood Walker, Incorporated, the financial advisor to the Company, to the effect that, as of the date of its opinion, July 23, 2001, the $1.60 per Share being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the Company's stockholders (other than Dr. Jensen and the Jensen Family Trusts). The full text of the written opinion of Legg Mason Wood Walker, Incorporated is attached as Annex A to this Schedule 14D-9 and should be read in its entirety.

   The reasons for the recommendation stated above are set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger," and "SPECIAL FACTORS--Opinion of the Financial Advisor" of the Offer to Purchase and are incorporated herein by reference.

   The Company has been advised that each of its directors (other than Dr. Jensen) intends to tender pursuant to the Offer all Shares owned of record and beneficially by him, except to the extent that the tender would violate applicable securities laws.

Item 5. Persons Retained, Employed, Compensated or Used.

   The information contained under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of the Financial Advisor," and "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   The information contained under the caption "SPECIAL FACTORS--Transactions and Arrangements Concerning the Common Stock" of the Offer to Purchase is incorporated herein by reference.

Item 7. Purposes of the Transactions and Plans or Proposals.

   Except as set forth in this Schedule 14D-9 or in the sections of the Offer to Purchase captioned "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," and "SPECIAL FACTORS--Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, Ecolair LLP and The Louis Berger Group, Inc.," no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

   Except as set forth in this Schedule 14D-9 or in the Offer to Purchase, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

   The information contained under the caption "The TENDER OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

Item 9. Exhibits.

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)      Offer to Purchase dated August 1, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

 (a)(2) Letter of Transmittal dated August 1, 2001 (incorporated by reference to Exhibit (a)(2) to the Schedule TO).

 (a)(3)      Notice of Guaranteed Delivery (incorporated by reference to
             Exhibit (a)(3) to the Schedule TO).

 (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).

 (a)(5)      Letter to Clients for use of Brokers, Dealers, Commercial Banks,
             Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

 (a)(6) Press Release issued July 24, 2001, by the Company announcing the execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit (a)(6) to the Schedule TO).

 (a)(7)      Written opinion of Legg Mason Wood Walker, Incorporated to the
             Special Committee of the Board of Directors of the Company, dated
             July 23, 2001 (included as Annex A to this Schedule 14D-9).

 (e)(1) Agreement and Plan of Merger, dated as of July 24, 2001 by and among the Company, EA Engineering Holdings, LLC and EA Engineering
             Acquisition Corporation (incorporated by reference to Exhibit
             (d)(1) to the Schedule TO).

 (e)(2) Pages 31-36, inclusive, of the Company's Form 10-K for the fiscal year ended August 31, 2000.

 (e)(3) Form of Stockholders Agreement dated as of July 24, 2001 by and among the Company, Loren D. Jensen, the Jensen Family Trusts,
             Ecolair LLLP and The Louis Berger Group, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

 (e)(4) Form of Stock Voting, Non-Tender and Contribution Agreement dated as of July 24, 2001 by and among EA Engineering Holdings, LLC, EA
             Engineering Acquisition Corporation, Loren D. Jensen, the Jensen
             Family Trusts, Ecolair LLLP and The Louis Berger Group, Inc.
             (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Ea Engineering, Science, And
                                           Technology, Inc.

                                                    /s/ Frank J. Aquino
                                          By: _________________________________
                                                     Frank J. Aquino
                                           Vice President, General Counsel and
                                                        Secretary

Date: August 1, 2001

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    ANNEX A

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 I.   Form of Fairness Opinion...........................................  3
 II.  EA Engineering, Science, and Technology, Inc. Financial Results....  5
 III. EA Engineering, Science, and Technology, Inc. Valuation Analysis...  9

Transaction Overview

   EA Engineering, Science, and Technology, Inc. ("EA" or the "Company") is considering entering into an Agreement and Plan of Merger (the "Agreement") with EA Holdings, LLC and EA Acquisition Corporation (collectively the "Purchaser"), pursuant to which Purchaser will commence a cash tender offer to purchase all of the issued and outstanding shares of common stock of EA at a price of $1.60 per share net to the seller in cash, followed by a merger of Purchaser with and into the Company on terms and conditions as more fully set forth in the Agreement (the transaction is referred to herein as the "Transaction"). The total enterprise value of the Transaction is approximately $10.5 million. Legg Mason has been requested by the Special Committee of the Board of Directors (the "Special Committee") of the Company to render its Opinion, as investment bankers, as to the fairness to the shareholders of the Company, from a financial point of view, of the consideration to be received by the shareholders of the Company in the Transaction.

Analysis Overview

   In connection with our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by the management of the Company and other publicly available information, and we have further relied upon the assurances of management that they are unaware of any facts that would make the information provided to us or otherwise discussed with us incomplete or misleading. With respect to the financial forecasts and other information provided to us or otherwise discussed with us, we have also relied upon the management of the Company as to the reasonableness and achievability of such financial forecasts and other information (and the assumptions and bases therein) provided to us. We assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company. In arriving at our Opinion, we have not been requested to make, nor have we made or obtained, any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company.

Analysis Overview

   We believe that our analysis should be considered as a whole and that selecting portions of our analyses and the factors we considered, without considering all analyses and factors, could be misleading. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In our analysis, we made numerous assumptions where necessary with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.

   These materials are being presented to the Special Committee in support of our Opinion. These materials do not, however, constitute our Opinion and are provided for informational purposes only. Our Opinion is limited to the terms of our opinion letter that is included in Section I. The following presentation summarizes the financial analyses we employed in reaching our Opinion and is qualified in its entirety by reference to the full text of the Opinion. Our Opinion is directed solely to the Special Committee and is not to be relied upon by any shareholder of the Company or any other person or entity.

                          I. Form of Fairness Opinion

July 23, 2001

The Special Committee of the Board of Directors
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031

Attention: Cleaveland D. Miller, Esq.

Members of the Special Committee:

   We are advised that EA Engineering, Science, and Technology, Inc. ("EA" or the "Company") is considering entering into an Agreement and Plan of Merger (the "Agreement") with EA Engineering Holdings, LLC and EA Engineering Acquisition Corporation (collectively the "Purchaser"), pursuant to which Purchaser will commence a tender offer to purchase all of the issued and outstanding shares of common stock of EA at a price of $1.60 per share net to the seller in cash, followed by a merger of EA Engineering Acquisition Corporation with and into the Company on terms and conditions as more fully set forth in the Agreement (the tender offer and merger are referred to herein as the "Transaction").

   You have requested our opinion, as investment bankers, as to the fairness to the stockholders of the Company, from a financial point of view, of the consideration to be received by the stockholders of the Company in the Transaction.

   For purposes of rendering this opinion, we have, among other things:

     (i) reviewed the draft of the definitive Agreement and certain related documents;

     (ii) reviewed the restated audited consolidated financial statements of EA as of and for the twelve month periods ended August 31, 2000, 1999, and 1998 and the audited consolidated financial statements of EA as of and for the twelve month period ended August 31, 1997;

     (iii) reviewed a draft form of the unaudited consolidated financial statements of EA for the nine month period ended May 31, 2001;

     (iv) reviewed certain publicly available information concerning EA;

     (v) reviewed forecast financial statements of EA furnished to us by the senior management of EA;

     (vi) reviewed and analyzed certain publicly available financial and stock market data with respect to operating statistics relating to selected public companies that we deemed relevant to our inquiry;

     (vii) reviewed the reported prices and trading activity of the publicly-traded securities of EA;

     (viii) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our inquiry;

     (ix) held meetings and discussions with certain officers and employees of EA concerning the operations, financial condition and future prospects of EA; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

   In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by EA or that is publicly available, and we have not independently verified such information. We have further relied upon the assurance of management of EA that they are unaware of any facts that would make such information incomplete or misleading. We also have relied upon the management of EA, as to the reasonableness and achievability of the financial projections (and the assumptions and bases therein) provided to us, and we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of EA. The Company does not publicly disclose internal management projections of the type provided to Legg Mason in connection with Legg Mason's review of the Transaction. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

   We have not been requested to make, and have not made, an independent appraisal or evaluation of the assets, properties or liabilities of EA and we have not been furnished with any such appraisal or evaluation. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy. We have not reviewed any of the books and records of EA or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company. Further, this opinion is based upon prevailing market conditions and other circumstances and conditions existing and disclosed to us on the date hereof. We have assumed that the Transaction will be consummated on the terms and conditions described in the Agreement reviewed by us and that the definitive Agreement will not differ materially from the draft we reviewed. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

   In the ordinary course of our business, we make a market in the equity securities of EA and may at any time hold a long or short position in such securities. We have served as a financial advisor to assist the Company in locating an acquiror and will receive a customary fee upon consummation of the Transaction. In addition, Edmund J. Cashman, Jr., a Senior Executive Vice President of Legg Mason, Inc. and Legg Mason Wood Walker, Incorporated, is a director of EA.

   It is understood that this letter is directed to the Company's Special Committee of the Board of Directors. The opinion expressed herein is provided for the use of the Company's Special Committee of the Board of Directors in its evaluation of the proposed Transaction and does not constitute a recommendation to any stockholder of the Company either of the Transaction or as to how such stockholder should vote on or otherwise respond to the Transaction. In addition, this letter does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company and does not address the underlying business decision of the Special Committee of the Board of Directors of the Company to proceed with or effect the Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated; provided that this opinion may be included in its entirety in any filing made by the Company or the Purchaser with the Securities and Exchange Commission with respect to the Transaction.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the stockholders of EA (other than Loren D. Jensen, Ph.D. and certain trusts established for the benefit of his children) in the Transaction is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          Legg Mason Wood Walker, Incorporated

                                          Alexsander M. Stewart
                                          Managing Director

      II. EA Engineering, Science, and Technology, Inc. Financial Results

Historical Financial Results
                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                                 BALANCE SHEET
                                 ($ thousands)

                                         As of August 31,                           As of May 31,
                          ------------------------------------------------------   ----------------
                               1998               1999               2000               2001
                          ----------------   ----------------   ----------------   ----------------
         Assets
         ------
Current assets:
 Cash and cash
  equivalents...........  $ 1,850.2    8.4 % $ 1,963.0    8.7 % $ 1,663.7    6.5 % $ 1,550.5    6.7 %
 Accounts receivable,
  net...................    7,479.1   33.8     8,679.6   38.3    10,829.2   42.4     8,714.6   37.4
 Costs and estimated
  earnings in excess of
  billings on
  uncompleted
  contracts.............    4,279.1   19.3     5,176.0   22.8     6,027.7   23.6     5,631.4   24.2
 Refundable income
  taxes.................      407.6    1.8         --     --          --     --          --     --
 Prepaid expenses and
  other.................      694.8    3.1       636.7    2.8       377.2    1.5       566.0    2.4
 Deferred income taxes..      373.3    1.7       597.8    2.6       311.9    1.2       311.9    1.3
 Net assets from
  discontinued
  operations............    1,468.2    6.6         --     --          --     --          --     --
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total current assets...   16,552.3   74.8    17,053.7    5.2    19,209.7   75.3    16,774.4   72.0
Property and equipment,
 at cost:
 Furniture, fixtures and
  equipment.............    8,797.4   39.7     8,920.6   39.4     9,816.5   38.5    10,248.1   44.0
 Leasehold
  improvements..........      984.6    4.4     1,031.7    4.6     1,039.1    4.1     1,078.0    4.6
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total property and
  equipment, at cost....    9,782.0   44.2     9,952.3   43.9    10,855.6   42.5    11,326.1   48.6
Less accumulated
 depreciation and
 amortization...........   (8,719.1) (39.4)   (9,102.9) (40.2)   (9,344.0) (36.6)   (9,657.9) (41.5)
Net property and
 equipment from
 discontinued
 operations.............      718.2    3.2         --     --          --     --          --     --
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Net property and
  equipment.............    1,781.1    8.0       849.4    3.7     1,511.6    5.9     1,668.2    7.2
Other assets:
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Deferred income taxes..    2,659.5   12.0     3,451.0   15.2     3,586.5   14.1     3,711.9   15.9
 Other assets...........    1,147.3    5.2     1,310.5    5.8     1,207.9    4.7     1,140.3    4.9
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total other assets.....    3,806.8   17.2     4,761.5   21.0     4,794.4   18.8     4,852.2   20.8
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total assets...........  $22,140.2  100.0 % $ 22,664.  100.0%  $25,515.7  100.0%  $23,294.8  100.0%
                          =========  =====   =========  =====   =========  =====   =========  =====
    Liabilities and
  Stockholders' Equity
  ---------------------
Current liabilities:
 Accounts payable.......  $ 4,494.3   20.3 % $ 3,555.3   15.7%  $ 5,673.2   22.2%  $ 5,679.6   24.4%
 Accrued expenses.......      553.1    2.5     1,443.2    6.4       459.8    1.8        72.1    0.3
 Accrued salaries, wages
  and benefits..........    2,120.8    9.6     2,228.4    9.8     2,320.8    9.1     1,970.4    8.5
 Current portion of
  long-term debt........      330.9    1.5        87.5    0.4         --     --          --     --
 Current portion of
  capital lease
  obligation............        --     --          --     --         44.7    0.2        18.5    0.1
 Billings in excess of
  costs and uncompleted
  contracts.............      246.7    1.1       407.8    1.8     1,872.5    7.3       911.7    3.9
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total current
  liabilities...........    7,745.8   35.0     7,722.2   34.1    10,371.0   40.6     8,652.3   37.1
Long-term debt:
 Capital lease
  obligation............        --     --          --     --        187.3    0.7       326.2    1.4
 Long-term debt, net of
  current portion.......    1,348.9    6.1     3,326.2   14.7     3,486.1   13.7     3,256.1   14.0
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total liabilities......    9,094.7   41.1    11,048.4    8.7    14,044.4   55.0    12,234.6   52.5
Stockholders' equity:
 Common stock...........       62.9    0.3        63.4    0.3        63.8    0.3        64.1    0.3
 Preferred stock........        --     --          --     --          --     --          --     --
 Capital in excess of
  par value.............   11,049.3   49.9    11,108.4    9.0    11,149.7   43.7    11,184.2   48.0
 Treasury stock.........        --     --          --     --       (491.3)  (1.9)     (614.6)  (2.6)
 Notes receivable from
  stockholders..........     (119.0)  (0.5)      (78.0)  (0.3)        --     --          --     --
 Retained earnings
  statements Source:
  Company financial.....    2,052.3    9.3       521.9    2.3       749.1    2.9       426.5    1.8
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total stockholders'
  equity................   13,045.5   58.9    11,615.5    1.3    11,471.3   45.0    11,060.2   47.5
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total liabilities and
  stockholders'.........  $22,140.2  100.0 % $22,664.1   00.0 % $25,515.7  100.0 % $23,294.8  100.0 %
                          =========  =====   =========  =====   =========  =====   =========  =====

--------
Source: Company financial statements

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                         INCOME STATEMENT, AS RESTATED
                                 ($ thousands)

                                                                                                      For the twelve
                                       For the years ended August 31,                                  months ended
                     -----------------------------------------------------------------------------       May 31,
                           1997                1998                1999                2000                2001
                     -----------------   -----------------   -----------------   -----------------   -----------------
Total revenue:.....  $ 68,189.0  182.1 % $ 52,237.4  147.9 % $ 48,727.6  142.7 % $ 60,867.6  172.9 % $ 59,650.3  175.6 %
 Less--
  subcontractor
  costs............   (20,488.6) (54.7)   (11,003.0) (31.2)    (8,904.3) (26.1)   (19,399.0) (55.1)   (20,026.5) (58.9)
 Less--other direct
  project costs....   (10,257.6) (27.4)    (5,914.5  (16.7)    (5,676.4) (16.6)    (6,273.0) (17.8)    (5,651.1) (16.6)
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
 Net revenue.......    37,442.8  100.0     35,319.9  100.0     34,146.9  100.0     35,195.6  100.0     33,972.7  100.0
Operating costs and
 expenses:
 Direct salaries
  and other
  operating........    33,344.2   89.1     26,935.3   76.3     26,199.4   76.7     27,595.8   78.4     27,570.1   81.2
 Sales, general and
  administrative...     7,961.1   21.3      8,832.7   25.0      8,042.5   23.6      6,964.4   19.8      6,670.4   19.6
 Restructuring
  charges..........     3,000.1    8.0          --     --       2,132.6    6.2          --     --           --     --
 Gain on "key
  employee" life
  insurance........         --     --        (261.1)  (0.7)         --     --           --     --           --     --
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
 Total operating
  expenses.........    44,305.4  118.3     35,506.9  100.5     36,374.5  106.5     34,560.2   98.2     34,240.5  100.8
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Income (loss) from
 operations........    (6,862.6  (18.3)      (187.0)  (0.5)    (2,227.6)  (6.5)       635.4    1.8       (267.8)  (0.8)
Interest expense...      (378.7)  (1.0)      (220.5)  (0.6)      (268.6)  (0.8)      (355.5)  (1.0)      (433.7)  (1.3)
Interest income....        91.6    0.2         98.8    0.3         88.1    0.3         97.7    0.3         91.4    0.3
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Income before
 income taxes......    (7,149.7) (19.1)      (308.7)  (0.9)    (2,408.1)  (7.1)       377.6    1.1       (610.1)  (1.8)
Provision (benefit)
 for income taxes..    (2,534.4)  (6.8)      (130.9)  (0.4)      (961.4)  (2.8)       150.4    0.4       (191.0)  (0.6)
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Net income (loss)
 from continuing
 operations........    (4,615.3) (12.3)      (177.8)  (0.5)    (1,446.7)  (4.2)       227.2    0.6       (419.1)  (1.2)
Income (loss) from
 operations of
 discounted segment
 (net of tax)......      (792.3)  (2.1)       (62.3)  (0.2)       (83.7)  (0.2)         --     --           --     --
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Net income (loss)..  $ (5,407.6) (14.4)% $   (240.1)  (0.7)% $ (1,530.4)  (4.5)% $    227.2    0.6 % $   (419.1)  (1.2)%
                     ==========  =====   ==========  =====   ==========  =====   ==========  =====   ==========  =====
Depreciation and
 amortization......  $  1,427.1    3.8 % $  1,162.2    3.3 % $    418.8    1.2 % $    324.4    0.9 % $    353.3    1.0 %
EBITDA.............  $ (5,435.5) (14.5)% $    975.2    2.8 % $ (1,808.8)  (5.3)% $    959.8    2.7 % $     85.5    0.3 %

--------
Source: Company financial statements

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                            STATEMENT OF CASH FLOWS
                                 ($ thousands)

                                                                     For the nine
                              For the years ended August 31,         months ended
                          -----------------------------------------    May 31,
                            1997       1998       1999       2000        2001
                          ---------  ---------  ---------  --------  ------------
Cash flows from (used
 for) operating
 activities:
 Net income (loss)......  $(5,407.6  $  (240.1) $(1,530.4) $  227.2    $ (322.6)
 Noncash expenses
  included in net income
  (loss):
 Depreciation and
  amortization
  stockholders..........    1,427.1       41.0       41.0      16.4         --
 Provision for losses on
  accounts receivable...      339.1      130.5      243.5     344.3       201.1
 Loss (gain) on disposal
  of fixed assets.......        3.0      (56.5)      48.0     (37.8)      (14.7)
 Gain on disposal of
  discontinued segment..        --         --       (35.3)      --          --
 Provision for
  restructuring.........    3,000.1        --     2,132.6       --          --
 Deferred income taxes..   (1,309.8)    (128.9)    (960.2)    150.4      (125.4)
 Changes in operating
  assets and
  liabilities:
 (Increase) decrease in
  accounts receivable...    2,854.8      924.9   (1,444.0) (2,493.9)    1,913.5
 (Increase) decrease in
  costs and estimated
  earnings in excess of
  billings on
  uncompleted
  contracts.............    6,828.4      635.4     (896.9)   (851.7)      396.3
 (Increase) decrease in
  prepaid expenses and
  other assets..........      455.7     (194.2)    (105.1)    362.1      (121.2)
 Increase (decrease) in
  accounts payable and
  accrued expenses......   (3,512.0)  (2,433.5)  (2,073.9)  1,226.9      (731.7)
 Refundable income
  taxes.................   (1,883.9)   1,476.3      407.6       --          --
 Increase (decrease) in
  billings in excess of
  costs and estimated
  earnings on
  uncompleted
  contracts.............     (685.5)    (265.5)     161.1   1,464.7      (960.8)
                          ---------  ---------  ---------  --------    --------
  Net cash flows (used
   for) from operating
   activities...........  $ 2,250.4  $ 1,051.6  $(3,474.2) $  733.0    $  587.8
Cash flows from (used
 for) investing
 activities:
 Purchase of equipment..  $  (747.7) $  (546.5) $  (487.3) $ (738.4)   $ (355.8)
 Proceeds from sales of
  discontinued
  operations............        --         --     1,908.5       --          --
 Proceeds from sale of
  fixed assets..........       44.1       58.0        --       46.6        26.5
                          ---------  ---------  ---------  --------    --------
  Net cash flows from
   (used for) investing
   activities...........  $  (703.6) $  (488.5) $ 1,421.2  $ (691.8)   $ (329.3)
Cash flows from (used
 for) financing
 activities:
 Net borrowings from
  revolving line of
  credit................  $   481.2  $  (566.3) $ 2,064.8  $  159.9    $ (230.0)
 Proceeds from issuance
  of common stock.......      106.5      147.6       59.5      41.8        34.8
 Reduction of long-term
  debt and short-term
  borrowings............     (810.3)    (626.0)    (330.9)    (87.5)        --
 Issuance of notes
  receivable to
  stockholders..........     (301.0)       --         --     (429.7)     (123.3)
 Repayment of capital
  lease obligations             --         --         --      (25.0)      (53.2)
                          ---------  ---------  ---------  --------    --------
  Net cash flows from
   (used for) financing
   activities...........  $  (523.6) $(1,044.7  $ 1,793.4  $ (340.5)   $ (371.7)
Cash provided by
 discontinued
 operations.............  $     --   $     --   $   372.4  $    --     $    --
                          ---------  ---------  ---------  --------    --------
Net increase (decrease)
 in cash and cash
 equivalents............  $ 1,023.2  $  (481.6) $   112.8  $ (299.3)   $ (113.2)
Cash and cash
 equivalents, beginning
 of period..............    1,308.6    2,331.8    1,850.2   1,963.0     1,663.7
                          ---------  ---------  ---------  --------    --------
Cash and cash
 equivalents, end of
 period.................  $ 2,331.8  $ 1,850.2  $ 1,963.0  $1,663.7    $1,550.5
                          =========  =========  =========  ========    ========

--------
Source: Company financial statements

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                          PROJECTED INCOME STATEMENT
                                 ($ thousands)

                                                   For the years ending August 31,
                         ----------------------------------------------------------------------------------------------
                               2001                2002               2003               2004               2005
                         -----------------   -----------------  -----------------  -----------------  -----------------
Total revenue:.........  $ 54,436.0  162.6%  $ 53,860.0  151.8% $ 56,123.0  151.1% $ 59,760.0  153.3% $ 62,895.0  153.3%
  Less--subcontractor
   and other direct
   project costs ......   (20,965.0) (62.6)   (18,383.0) (51.8)  (18,981.0) (51.1)  (20,774.0) (53.3)  (21,880.0) (53.3)
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
  Net revenue..........    33,471.0  100.0     35,477.0  100.0    37,142.0  100.0    38,986.0  100.0    41,015.0  100.0
Operating costs and
 expenses:
  Direct labor.........    11,415.0   34.1     12,454.0   35.1    12,984.0   35.0    13,742.0   35.2    14,454.0   35.2
  Total indirect
   costs...............    22,247.0   66.5     21,880.0   61.7    22,543.0   60.7    23,009.0   59.0    23,655.0   57.7
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
   Total operating
    expenses...........    33,662.0  100.6     34,334.0   96.8    35,527.0   95.7    36,751.0   94.3    38,109.0   92.9
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
Income (loss) from
 operations............      (191.0)  (0.6)     1,143.0    3.2     1,615.0    4.3     2,235.0    5.7     2,906.0    7.1
Interest expense.......      (352.0)  (1.1)      (370.0)  (1.0)     (370.0)  (1.0)     (370.0)  (0.9)     (370.0)  (0.9)
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
Income before income
 taxes.................      (543.0)  (1.6)       773.0    2.2     1,245.0    3.4     1,865.0    4.8     2,536.0    6.2
Provision (benefit) for
 income taxes..........      (152.0)  (0.5)       309.2    0.9       497.9    1.3       745.9    1.9     1,014.4    2.5
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
Net income (loss)......  $   (391.0)  (1.2)% $    463.8    1.3% $    747.1    2.0% $  1,119.1    2.9% $  1,521.6    3.7%
                         ==========  =====   ==========  =====  ==========  =====  ==========  =====  ==========  =====
Depreciation and
 amortization..........  $    474.0    1.4 % $    575.0    1.6% $    600.0    1.6% $    625.0    1.6% $    650.0    1.6%
EBITDA.................  $    283.0    0.8 % $  1,718.0    4.8% $  2,215.0    6.0% $  2,860.0    7.3% $  3,556.0    8.7%

-----
Source: Projections prepared by the Company

     III. EA Engineering, Science, and Technology, Inc. Valuation Analysis

Public Comparables Valuation

  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.--COMPARABLE COMPANY ANALYSIS
                 Assumed cash purchase price per share: $1.60

                    ($ in millions, except per share data)

 Financial Summary

                                         Stock
                                         Price     52-Week 52-Week   Shares    Market Preferred Total           Enterprise
Ticker           Company Name           7/23/01     High     Low   Outstanding  Cap    Equity    Debt  Cash       Value
------  ------------------------------- -------    ------- ------- ----------- ------ --------- ------ -----    ----------
EEI     Ecology and Environment, Inc... $ 7.91     $ 9.30  $ 5.75      4.1     $ 32.4   $ --    $  0.1 $ 9.5     $   23.0
ITX     The IT Group, Inc..............   7.55       7.50    3.38     22.0      166.0     6.7    676.8  14.5        834.9
BKR     Michael Baker Corp.............  14.20      14.00    6.19      8.3      117.9     --       2.3   8.7        111.5
TTEK    Tetra Tech, Inc................  23.00      37.56   17.00     40.7      935.1     --     130.2  12.4      1,052.9
URS     URS Corp.......................  24.96      27.94   10.75     17.7      440.7   115.4    637.0   9.3      1,183.8
VSR     Versar, Inc....................   2.72       2.50    1.50      6.5       17.6     --       4.4   0.1         21.9
        ------------------------------- ------     ------  ------     ----     ------  ------   ------ -----     --------
EACO    EA Engineering, Science, and... $ 1.60(1)  $ 1.63  $ 0.69      5.8     $  9.3  $  --    $  3.6 $ 2.4(2)  $   10.5
        =============================== ======     ======  ======     ====     ======  ======   ====== =====     ========
        S Yr.
        Proj.       2001 E     2002 P
Ticker  Growth       EPS        EPS
------  ----------- ---------- --------
EEI       NA%          NA         NA
ITX      10.0        0.85       1.05
BKR        NA        1.30       1.55
TTEK     21.7        1.11       1.37
URS      15.0        2.46       2.72
VSR        NA          NA         NA
        ----------- ---------- --------
EACO     46.3%(/3/) (0.07)(4)   0.08(4)
        =========== ========== ========

 Performance Summary

                                                                                             Enterprise Value to:
                                                                                             -------------------------
                                                        TTM Net      TTM
Ticker                   Company Name                   Revenue     EBITDA TTM NI  TTM EPS   TTM Rev.      TTM EBITDA
------                   ------------                   --------    ------ ------  --------  ---------     -----------
EEI     Ecology and Environment, Inc................... $   74.7    $  4.3 $  1.5  $   0.36        0.3%            5.3%
ITX     The IT Group, Inc..............................  1,463.6(5)  101.0   (7.0)    (0.30)       0.6             8.3
BKR     Michael Baker Corp.............................    375.0(5)   19.0    6.1      0.74        0.3             5.9
TTEK    Tetra Tech, Inc................................    676.9      97.3   44.7      1.06        1.6(5)         10.8(6)
URS     URS Corp.......................................  2,218.9(5)  209.2   44.4      2.33        0.5             5.7
VSR     Versar, Inc....................................     40.0       2.3    0.7      0.10        0.5             9.5
            Stock Price to:         Equity Value to:
        --------------------------- ----------------
        TTM   2001 Est.  2002 Est.   Tangible Book
Ticker  EPS      EPS        EPS          Value
------  ----- ---------- ---------- ----------------
EEI     22.0%    N/A%        NA            NA
ITX      NEG     8.9        7.2           NEG
BKR     19.2    10.9        9.2           3.1
TTEK    21.7    20.7(4)    16.8(6)        8.0(6)
URS     10.7    10.1        9.2           3.1
VSR     27.2     N/A        N/A           3.5

                                                                                     High          8.6            10.8
                                                                                     Mean          0.5             6.9
                                                                                     Median        0.5             5.9
                                                                                     Low           0.3             5.3
        ----------------------------------------------- --------    ------ ------  --------  ---------     -----------
EACO    EA Engineering, Science, and Technology, Inc... $   34.0    $  0.1 $(0.4)  $  (0.07)       0.3%          123.4%
        =============================================== ========    ====== ======  ========  =========     ===========
        27.2    20.7       16.8           8.0
        20.2    10.0        8.5           2.4
        28.7    10.1        9.2           3.1
        10.7     8.9        7.2           0.8
        ----- ---------- ---------- ----------------
EACO     NEG%    NEG%      20.0%          1.3%
        ===== ========== ========== ================

-----
(1) Assumed cash purchase price per share.
(2) Includes life insurance cash value.
(3) Company estimate of growth from FY2000 through FY2005.
(4) Company estimate.
(5) Total revenue. Company does not report subcontractor costs.
(6) Not included in mean or median calculations.
Source: Company filings, First Call, Bloomberg Financial Markets

Comparable M&A Transactions Valuation

                          Comparable M&A Transactions
                                ($ in millions)

                                           Consideration                           Target Data
                                        ------------------------ -----------------------------------------------------
                         Transaction               Net     Ent.   Net                     Tangible One Week  One Month
 Target/Acquiror       Completion Date  Equity     Debt    Val.   Rev.  EBITDA      NI      Book   Premium    Premium
 ---------------      ----------------- ------    ------  ------ ------ ------    ------  -------- --------  ---------
 Roy F. Weston,            June 4, 2001 $ 50.9    $ 12.3  $ 63.2 $151.7 $ 7.6     $  6.1   $ 49.1    14.7%     13.1%
  Inc. /.........

 American
  Capital                          Transaction Multiple
  Strategies          ------------------------------------------------
  (Going              Ent. Val./ Ent. Val./ Equity Val./  Equity Val./
 Target/AcquirorPrivate  Rev.      EBITDA        NI        Tang. Book
 -Transaction)--      ---------- ---------- ------------- ------------
 Roy F. Weston,          0.4x        8.4x        8.3x         1.0x
  Inc. /.........
  American
  Capital
  Strategies
  (Going
  Private
  Transaction)

 GZA                  December 29, 2000   26.9      (6.0)   20.9   44.2   3.7        1.3     24.7     0.4(1)   13.8
  Geoenvironmental..
  Technologies /
  Futureco Env.
 GZA(Going Private       0.5         5.7        21.1          1.1
  Geoenvironmental..Transaction)
  Technologies /
  Futureco Env.
  (Going Private
  Transaction)

 Harding Lawson..          June 5, 2000   58.7     (17.1)   41.6  111.8   6.3        1.5     42.2    41.5      42.6
  Associates /
  Mactec,
  Inc.
 Harding Lawson..        0.4         6.6        38.0          1.4
  Associates /
  Mactec,
  Inc.

 Emcon / The IT           June 14, 1999   56.3      12.3    68.6  130.3   7.6        1.2     42.1    33.3      86.2(1)
  Group..........
 Emcon / The IT          0.5         9.0        45.8          1.3
  Group..........

 Dames & Moore,            June 9, 1999  297.5     286.7   584.2  639.3  73.0(2)     2.5    (26.5)   33.3      48.8
  Inc. /.........
  URS Corp
 Dames & Moore,          0.9         8.0       116.8          NEG
  Inc. /.........
  URS Corp

 High.................................................................................               41.5%     86.2%
 Mean.................................................................................               30.7      29.6
 Median...............................................................................               33.3      28.2
 Low..................................................................................                0.4      13.1
 High....................0.9x........9.0x......116.8x(3)......1.4x.........................................
 Mean....................0.5.........7.5........28.3..........1.2..................................
 Median..................0.5.........8.0........29.6..........1.2..................................
 Low.....................0.4.........5.7.........8.3..........1.0.................................

 EA Engineering,
  Science, and
  Technology, Inc...                 NA $  9.3(1) $1.2(4) $ 10.5 $ 34.0 $ 0.1     $ (0.4)  $  7.1    44.1%     42.9%
 EA Engineering,
  Science, and
  Technology, Inc...     0.3x      123.4x        NEGx         1.3x

------
Source: Company filings, Bloomberg, Commscan M&A Desk

Net Debt = Funded Debt--Cash
(1)  Excluded from mean and median calculations.
(2)  Before non-recurring restructuring charge.
(3)  Purchase price of $1.60. Shares outstanding estimated at 5,842,652.
(4)  Includes life insurance cash value.

Discounted Cash Flow Analysis

                         DISCOUNTED CASH FLOW ANALYSIS

                                 ($ thousands)

A. Projected Cash Flow(1)

                                                Ending August 31
                                      ---------------------------------------
                                       Year 1    Year 2    Year 3    Year 4
                                        2002      2003      2004      2005
                                      --------  --------  --------  ---------
   EBIT........................       $1,143.0  $1,615.0  $2,235.0  $ 2,906.0
   Less: Cash Taxes............ 40.0%    457.2     646.0     894.0    1,162.4
                                      --------  --------  --------  ---------
     After Tax Operating
      Profit...................          685.8     969.0   1,341.0    1,743.6
   Depreciation................          575.0     600.0     625.0      650.0
   Working Capital
    Requirements...............         (225.0)   (250.0)   (275.0)    (300.0)
   Capital Expenditures........         (500.0)   (500.0)   (500.0)    (500.0)
                                      --------  --------  --------  ---------
   Unlevered Cash Flow.........          535.8     819.0   1,191.0    1,593.6
   Terminal Value..............                                      17,780.0
                                      --------  --------  --------  ---------
       Total Cash Flow.........       $  535.8  $  819.0  $1,191.0  $19,373.6
                                      ========  ========  ========  =========

B. Net Present Value Analysis

      Discount Rate..................................................      16.0%
      Post 2005 EBITDA Multiple......................................       5.0
      Enterprise Value
      ----------------
      PV of Annual Cash Flow......................................... $ 2,713.7
      PV of Terminal Value...........................................   9,819.7
                                                                      ---------
        Enterprise Value............................................. $12,533.4
                                                                      =========

      Net Equity Value
      ----------------
      Enterprise Value............................................. $  12,533
      Cash.........................................................   2,399.1(2)
      Debt.........................................................  (3,600.8)
                                                                    ---------
        Net Equity Value........................................... $11,331.7
                                                                    =========

C. Enterprise Value Sensitivity Analysis

                                      Post 2005 EBITDA Multiple
                           ----------------------------------------------------------------------
      Discount
       Rate                  4.0x                           5.0x                           6.0x
      --------             --------                       --------                       --------
      17.0%                10,240.9                       12,138.6                       14,036.2
      16.0%                10,569.5                       12,533.4                       14,497.4
      15.0%                10,912.1                       12,945.2                       14,978.4

--------
(1) Company projections.
(2) Includes life insurance cash value.

EA Stock Price Performance

                        Five Year Closing Price History

                                    [GRAPH]

U.S. Dollar

Date             Close
19-Jul-1996      $3.00
22-Jul-1996      $3.00
23-Jul-1996      $3.06
24-Jul-1996      $2.75
25-Jul-1996      $2.75
26-Jul-1996      $2.75
29-Jul-1996      $2.75
30-Jul-1996      $2.75
31-Jul-1996      $3.00
01-Aug-1996      $2.75
02-Aug-1996      $2.50
05-Aug-1996      $2.81
06-Aug-1996      $2.81
07-Aug-1996      $2.88
08-Aug-1996      $2.50
09-Aug-1996      $2.88
12-Aug-1996      $2.50
13-Aug-1996      $2.50
14-Aug-1996      $2.75
15-Aug-1996      $2.50
16-Aug-1996      $2.63
19-Aug-1996      $2.50
20-Aug-1996      $2.75
21-Aug-1996      $2.50
22-Aug-1996      $2.25
23-Aug-1996      $2.25
26-Aug-1996      $2.25
27-Aug-1996      $2.63
28-Aug-1996      $2.63
29-Aug-1996      $2.44
30-Aug-1996      $2.63
03-Sep-1996      $2.44
04-Sep-1996      $2.59
05-Sep-1996      $2.25
06-Sep-1996      $2.44
09-Sep-1996      $2.38
10-Sep-1996      $2.38
11-Sep-1996      $2.25
12-Sep-1996      $2.25
13-Sep-1996      $2.25
16-Sep-1996      $2.25
17-Sep-1996      $2.38
18-Sep-1996      $2.50
19-Sep-1996      $2.50
20-Sep-1996      $2.25
23-Sep-1996      $2.25
24-Sep-1996      $2.38
25-Sep-1996      $2.38
26-Sep-1996      $2.50
27-Sep-1996      $2.25
30-Sep-1996      $2.38
01-Oct-1996      $2.38
02-Oct-1996      $2.25
03-Oct-1996      $2.50
04-Oct-1996      $2.50
07-Oct-1996      $2.25
08-Oct-1996      $2.25
09-Oct-1996      $2.25
10-Oct-1996      $2.25
11-Oct-1996      $2.34
14-Oct-1996      $2.25
15-Oct-1996      $2.44
16-Oct-1996      $2.25
17-Oct-1996      $2.25
18-Oct-1996      $2.41
21-Oct-1996      $2.00
22-Oct-1996      $2.00
23-Oct-1996      $1.75
24-Oct-1996      $1.94
25-Oct-1996      $2.00
28-Oct-1996      $2.00
29-Oct-1996      $1.88
30-Oct-1996      $1.50
31-Oct-1996      $1.50
01-Nov-1996      $1.50
04-Nov-1996      $1.50
05-Nov-1996      $1.75
06-Nov-1996      $1.75
07-Nov-1996      $1.75
08-Nov-1996      $1.75
11-Nov-1996      $1.75
12-Nov-1996      $1.53
13-Nov-1996      $1.50
14-Nov-1996      $1.50
15-Nov-1996      $1.50
18-Nov-1996      $1.50
19-Nov-1996      $1.50
20-Nov-1996      $1.75
21-Nov-1996      $1.81
22-Nov-1996      $1.75
25-Nov-1996      $1.75
26-Nov-1996      $1.75
27-Nov-1996      $2.00
29-Nov-1996      $2.25
02-Dec-1996      $2.00
03-Dec-1996      $2.50
04-Dec-1996      $2.13
05-Dec-1996      $2.13
06-Dec-1996      $2.13
09-Dec-1996      $2.25
10-Dec-1996      $2.50
11-Dec-1996      $2.13
12-Dec-1996      $2.13
13-Dec-1996      $2.13
16-Dec-1996      $2.13
17-Dec-1996      $2.25
18-Dec-1996      $2.25
19-Dec-1996      $2.25
20-Dec-1996      $2.25
23-Dec-1996      $2.31
24-Dec-1996      $2.13
26-Dec-1996      $2.75
27-Dec-1996      $2.44
30-Dec-1996      $2.38
31-Dec-1996      $2.38
02-Jan-1997      $2.56
03-Jan-1997      $2.38
06-Jan-1997      $2.38
07-Jan-1997      $2.75
08-Jan-1997      $2.38
09-Jan-1997      $2.38
10-Jan-1997      $2.56
13-Jan-1997      $2.75
14-Jan-1997      $2.50
15-Jan-1997      $2.38
16-Jan-1997      $2.38
17-Jan-1997      $2.13
20-Jan-1997      $2.13
21-Jan-1997      $2.13
22-Jan-1997      $2.25
23-Jan-1997      $2.38
24-Jan-1997      $2.25
27-Jan-1997      $2.13
28-Jan-1997      $2.13
29-Jan-1997      $2.13
30-Jan-1997      $2.25
31-Jan-1997      $2.19
03-Feb-1997      $2.38
04-Feb-1997      $2.13
05-Feb-1997      $2.25
06-Feb-1997      $2.25
07-Feb-1997      $2.13
10-Feb-1997      $2.50
11-Feb-1997      $2.50
12-Feb-1997      $2.25
13-Feb-1997      $2.50
14-Feb-1997      $2.25
18-Feb-1997      $2.50
19-Feb-1997      $2.25
20-Feb-1997      $2.13
21-Feb-1997      $2.25
24-Feb-1997      $2.13
25-Feb-1997      $2.31
26-Feb-1997      $2.25
27-Feb-1997      $2.13
28-Feb-1997      $2.38
03-Mar-1997      $2.25
04-Mar-1997      $2.00
05-Mar-1997      $2.13
06-Mar-1997      $2.25
07-Mar-1997      $1.94
10-Mar-1997      $1.97
11-Mar-1997      $1.97
12-Mar-1997      $1.88
13-Mar-1997      $1.63
14-Mar-1997      $1.88
17-Mar-1997      $1.88
18-Mar-1997      $2.00
19-Mar-1997      $1.63
20-Mar-1997      $1.81
21-Mar-1997      $1.78
24-Mar-1997      $1.69
25-Mar-1997      $1.75
26-Mar-1997      $1.88
27-Mar-1997      $2.00
31-Mar-1997      $2.00
01-Apr-1997      $2.00
02-Apr-1997      $1.75
03-Apr-1997      $2.00
04-Apr-1997      $2.00
07-Apr-1997      $1.88
08-Apr-1997      $1.88
09-Apr-1997      $2.13
10-Apr-1997      $2.00
11-Apr-1997      $1.91
14-Apr-1997      $2.00
15-Apr-1997      $1.88
16-Apr-1997      $2.13
17-Apr-1997      $2.13
18-Apr-1997      $2.13
21-Apr-1997      $2.00
22-Apr-1997      $1.88
23-Apr-1997      $1.88
24-Apr-1997      $1.88
25-Apr-1997      $1.88
28-Apr-1997      $1.88
29-Apr-1997      $2.06
30-Apr-1997      $1.88
01-May-1997      $1.88
02-May-1997      $2.25
05-May-1997      $1.88
06-May-1997      $1.88
07-May-1997      $2.25
08-May-1997      $1.88
09-May-1997      $2.00
12-May-1997      $1.88
13-May-1997      $1.75
14-May-1997      $1.88
15-May-1997      $1.94
16-May-1997      $1.88
19-May-1997      $1.75
20-May-1997      $1.75
21-May-1997      $1.88
22-May-1997      $1.75
23-May-1997      $2.00
27-May-1997      $1.88
28-May-1997      $2.25
29-May-1997      $1.75
30-May-1997      $1.78
02-Jun-1997      $1.81
03-Jun-1997      $1.94
04-Jun-1997      $2.00
05-Jun-1997      $1.81
06-Jun-1997      $1.88
09-Jun-1997      $1.97
10-Jun-1997      $1.88
11-Jun-1997      $2.06
12-Jun-1997      $2.06
13-Jun-1997      $1.88
16-Jun-1997      $2.06
17-Jun-1997      $2.06
18-Jun-1997      $2.00
19-Jun-1997      $1.88
20-Jun-1997      $2.06
23-Jun-1997      $1.88
24-Jun-1997      $2.00
25-Jun-1997      $1.88
26-Jun-1997      $1.97
27-Jun-1997      $2.06
30-Jun-1997      $1.88
01-Jul-1997      $1.88
02-Jul-1997      $1.88
03-Jul-1997      $1.94
07-Jul-1997      $1.88
08-Jul-1997      $1.88
09-Jul-1997      $1.88
10-Jul-1997      $1.88
11-Jul-1997      $1.75
14-Jul-1997      $1.81
15-Jul-1997      $1.81
16-Jul-1997      $1.88
17-Jul-1997      $2.06
18-Jul-1997      $1.88
21-Jul-1997      $1.75
22-Jul-1997      $1.75
23-Jul-1997      $1.88
24-Jul-1997      $1.88
25-Jul-1997      $1.75
28-Jul-1997      $1.75
29-Jul-1997      $1.81
30-Jul-1997      $1.94
31-Jul-1997      $2.00
01-Aug-1997      $1.88
04-Aug-1997      $1.94
05-Aug-1997      $2.00
06-Aug-1997      $1.94
07-Aug-1997      $2.02
08-Aug-1997      $2.00
11-Aug-1997      $1.97
12-Aug-1997      $1.88
13-Aug-1997      $1.88
14-Aug-1997      $2.09
15-Aug-1997      $1.88
18-Aug-1997      $1.88
19-Aug-1997      $2.00
20-Aug-1997      $1.94
21-Aug-1997      $2.13
22-Aug-1997      $2.06
25-Aug-1997      $2.06
26-Aug-1997      $2.13
27-Aug-1997      $2.13
28-Aug-1997      $2.00
29-Aug-1997      $2.00
02-Sep-1997      $2.00
03-Sep-1997      $1.88
04-Sep-1997      $2.00
05-Sep-1997      $1.88
08-Sep-1997      $2.13
09-Sep-1997      $2.06
10-Sep-1997      $1.88
11-Sep-1997      $1.94
12-Sep-1997      $2.06
15-Sep-1997      $2.09
16-Sep-1997      $1.94
17-Sep-1997      $1.94
18-Sep-1997      $2.00
19-Sep-1997      $1.94
22-Sep-1997      $1.94
23-Sep-1997      $1.94
24-Sep-1997      $1.94
25-Sep-1997      $1.94
26-Sep-1997      $1.94
29-Sep-1997      $2.03
30-Sep-1997      $1.94
01-Oct-1997      $1.94
02-Oct-1997      $1.94
03-Oct-1997      $1.94
06-Oct-1997      $2.00
07-Oct-1997      $2.00
08-Oct-1997      $2.13
09-Oct-1997      $2.00
10-Oct-1997      $2.13
13-Oct-1997      $2.13
14-Oct-1997      $2.06
15-Oct-1997      $1.88
16-Oct-1997      $1.88
17-Oct-1997      $1.88
20-Oct-1997      $2.13
21-Oct-1997      $2.00
22-Oct-1997      $2.06
23-Oct-1997      $2.00
24-Oct-1997      $2.00
27-Oct-1997      $1.94
28-Oct-1997      $2.06
29-Oct-1997      $2.03
30-Oct-1997      $2.00
31-Oct-1997      $2.00
03-Nov-1997      $2.00
04-Nov-1997      $2.06
05-Nov-1997      $1.94
06-Nov-1997      $2.25
07-Nov-1997      $2.31
10-Nov-1997      $2.13
11-Nov-1997      $2.13
12-Nov-1997      $2.13
13-Nov-1997      $2.13
14-Nov-1997      $2.13
17-Nov-1997      $2.06
18-Nov-1997      $2.00
19-Nov-1997      $2.09
20-Nov-1997      $2.00
21-Nov-1997      $2.00
24-Nov-1997      $2.00
25-Nov-1997      $2.00
26-Nov-1997      $2.00
28-Nov-1997      $2.03
01-Dec-1997      $1.94
02-Dec-1997      $1.88
03-Dec-1997      $2.00
04-Dec-1997      $1.88
05-Dec-1997      $1.88
08-Dec-1997      $1.88
09-Dec-1997      $1.88
10-Dec-1997      $1.75
11-Dec-1997      $1.75
12-Dec-1997      $2.00
15-Dec-1997      $1.97
16-Dec-1997      $2.00
17-Dec-1997      $1.97
18-Dec-1997      $1.97
19-Dec-1997      $1.97
22-Dec-1997      $2.00
23-Dec-1997      $1.97
24-Dec-1997      $1.94
26-Dec-1997      $2.00
29-Dec-1997      $2.00
30-Dec-1997      $1.97
31-Dec-1997      $2.00
02-Jan-1998      $1.94
05-Jan-1998      $2.03
06-Jan-1998      $2.06
07-Jan-1998      $2.06
08-Jan-1998      $2.09
09-Jan-1998      $2.00
12-Jan-1998      $2.13
13-Jan-1998      $2.25
14-Jan-1998      $2.25
15-Jan-1998      $2.19
16-Jan-1998      $2.38
20-Jan-1998      $2.44
21-Jan-1998      $2.38
22-Jan-1998      $2.38
23-Jan-1998      $2.38
26-Jan-1998      $2.38
27-Jan-1998      $2.25
28-Jan-1998      $2.25
29-Jan-1998      $2.30
30-Jan-1998      $2.25
02-Feb-1998      $2.31
03-Feb-1998      $2.31
04-Feb-1998      $2.38
05-Feb-1998      $2.38
06-Feb-1998      $2.25
09-Feb-1998      $2.38
10-Feb-1998      $2.31
11-Feb-1998      $2.31
12-Feb-1998      $2.31
13-Feb-1998      $2.31
17-Feb-1998      $2.34
18-Feb-1998      $2.25
19-Feb-1998      $2.50
20-Feb-1998      $2.38
23-Feb-1998      $2.50
24-Feb-1998      $2.31
25-Feb-1998      $2.31
26-Feb-1998      $2.25
27-Feb-1998      $2.38
02-Mar-1998      $2.25
03-Mar-1998      $2.38
04-Mar-1998      $2.31
05-Mar-1998      $2.44
06-Mar-1998      $2.44
09-Mar-1998      $2.41
10-Mar-1998      $2.44
11-Mar-1998      $2.75
12-Mar-1998      $2.63
13-Mar-1998      $2.63
16-Mar-1998      $2.84
17-Mar-1998      $2.75
18-Mar-1998      $2.69
19-Mar-1998      $3.00
20-Mar-1998      $3.75
23-Mar-1998      $3.69
24-Mar-1998      $3.63
25-Mar-1998      $3.38
26-Mar-1998      $3.44
27-Mar-1998      $3.50
30-Mar-1998      $3.50
31-Mar-1998      $3.50
01-Apr-1998      $3.80
02-Apr-1998      $3.81
03-Apr-1998      $3.88
06-Apr-1998      $3.63
07-Apr-1998      $3.56
08-Apr-1998      $3.63
09-Apr-1998      $3.50
13-Apr-1998      $3.69
14-Apr-1998      $3.50
15-Apr-1998      $3.38
16-Apr-1998      $3.56
17-Apr-1998      $3.42
20-Apr-1998      $3.41
21-Apr-1998      $3.44
22-Apr-1998      $3.50
23-Apr-1998      $3.69
24-Apr-1998      $3.56
27-Apr-1998      $3.50
28-Apr-1998      $3.50
29-Apr-1998      $3.50
30-Apr-1998      $3.63
01-May-1998      $3.53
04-May-1998      $3.50
05-May-1998      $3.44
06-May-1998      $3.56
07-May-1998      $3.50
08-May-1998      $3.56
11-May-1998      $3.38
12-May-1998      $3.38
13-May-1998      $3.38
14-May-1998      $3.38
15-May-1998      $3.38
18-May-1998      $3.44
19-May-1998      $3.44
20-May-1998      $3.38
21-May-1998      $3.38
22-May-1998      $3.38
26-May-1998      $3.38
27-May-1998      $3.19
28-May-1998      $3.25
29-May-1998      $3.19
01-Jun-1998      $3.06
02-Jun-1998      $3.25
03-Jun-1998      $3.13
04-Jun-1998      $3.00
05-Jun-1998      $3.00
08-Jun-1998      $2.88
09-Jun-1998      $2.69
10-Jun-1998      $2.75
11-Jun-1998      $2.56
12-Jun-1998      $2.50
15-Jun-1998      $2.19
16-Jun-1998      $2.25
17-Jun-1998      $2.19
18-Jun-1998      $2.31
19-Jun-1998      $2.19
22-Jun-1998      $2.30
23-Jun-1998      $2.25
24-Jun-1998      $2.38
25-Jun-1998      $2.31
26-Jun-1998      $2.38
29-Jun-1998      $2.31
30-Jun-1998      $2.41
01-Jul-1998      $2.31
02-Jul-1998      $2.25
06-Jul-1998      $2.25
07-Jul-1998      $2.13
08-Jul-1998      $2.13
09-Jul-1998      $2.13
10-Jul-1998      $2.13
13-Jul-1998      $2.13
14-Jul-1998      $2.13
15-Jul-1998      $2.13
16-Jul-1998      $2.00
17-Jul-1998      $2.19
20-Jul-1998      $2.13
21-Jul-1998      $2.19
22-Jul-1998      $2.19
23-Jul-1998      $2.13
24-Jul-1998      $2.06
27-Jul-1998      $2.06
28-Jul-1998      $2.00
29-Jul-1998      $2.00
30-Jul-1998      $2.13
31-Jul-1998      $2.13
03-Aug-1998      $1.91
04-Aug-1998      $1.63
05-Aug-1998      $1.63
06-Aug-1998      $1.75
07-Aug-1998      $1.88
10-Aug-1998      $2.00
11-Aug-1998      $1.81
12-Aug-1998      $1.81
13-Aug-1998      $1.81
14-Aug-1998      $1.81
17-Aug-1998      $1.81
18-Aug-1998      $1.81
19-Aug-1998      $1.75
20-Aug-1998      $1.88
21-Aug-1998      $1.94
24-Aug-1998      $1.94
25-Aug-1998      $1.88
26-Aug-1998      $1.88
27-Aug-1998      $1.94
28-Aug-1998      $1.88
31-Aug-1998      $1.69
01-Sep-1998      $1.56
02-Sep-1998      $1.56
03-Sep-1998      $1.69
04-Sep-1998      $1.63
08-Sep-1998      $1.81
09-Sep-1998      $1.56
10-Sep-1998      $1.56
11-Sep-1998      $1.50
14-Sep-1998      $1.56
15-Sep-1998      $1.66
16-Sep-1998      $1.63
17-Sep-1998      $1.69
18-Sep-1998      $1.50
21-Sep-1998      $1.59
22-Sep-1998      $1.50
23-Sep-1998      $1.69
24-Sep-1998      $1.69
25-Sep-1998      $1.50
28-Sep-1998      $1.50
29-Sep-1998      $1.56
30-Sep-1998      $1.63
01-Oct-1998      $1.69
02-Oct-1998      $1.56
05-Oct-1998      $1.56
06-Oct-1998      $1.50
07-Oct-1998      $1.50
08-Oct-1998      $1.50
09-Oct-1998      $1.50
12-Oct-1998      $1.44
13-Oct-1998      $1.31
14-Oct-1998      $1.38
15-Oct-1998      $1.25
16-Oct-1998      $1.38
19-Oct-1998      $1.50
20-Oct-1998      $1.47
21-Oct-1998      $1.38
22-Oct-1998      $1.44
23-Oct-1998      $1.50
26-Oct-1998      $1.38
27-Oct-1998      $1.38
28-Oct-1998      $1.31
29-Oct-1998      $1.25
30-Oct-1998      $1.38
02-Nov-1998      $1.38
03-Nov-1998      $1.38
04-Nov-1998      $1.19
05-Nov-1998      $1.38
06-Nov-1998      $1.63
09-Nov-1998      $1.50
10-Nov-1998      $1.25
11-Nov-1998      $1.22
12-Nov-1998      $1.13
13-Nov-1998      $1.13
16-Nov-1998      $1.25
17-Nov-1998      $1.19
18-Nov-1998      $1.13
19-Nov-1998      $1.13
20-Nov-1998      $1.13
23-Nov-1998      $1.25
24-Nov-1998      $1.38
25-Nov-1998      $1.25
27-Nov-1998      $1.25
30-Nov-1998      $1.06
01-Dec-1998      $1.19
02-Dec-1998      $1.19
03-Dec-1998      $1.16
04-Dec-1998      $1.25
07-Dec-1998      $1.00
08-Dec-1998      $1.19
09-Dec-1998      $1.25
10-Dec-1998      $1.25
11-Dec-1998      $1.31
14-Dec-1998      $1.25
15-Dec-1998      $1.19
16-Dec-1998      $1.25
17-Dec-1998      $1.31
18-Dec-1998      $1.25
21-Dec-1998      $1.31
22-Dec-1998      $1.31
23-Dec-1998      $1.44
24-Dec-1998      $1.19
28-Dec-1998      $1.38
29-Dec-1998      $1.25
30-Dec-1998      $1.28
31-Dec-1998      $1.25
04-Jan-1999      $1.38
05-Jan-1999      $1.25
06-Jan-1999      $1.44
07-Jan-1999      $1.44
08-Jan-1999      $1.31
11-Jan-1999      $1.38
12-Jan-1999      $1.38
13-Jan-1999      $1.38
14-Jan-1999      $1.38
15-Jan-1999      $1.38
19-Jan-1999      $1.13
20-Jan-1999      $1.30
21-Jan-1999      $1.30
22-Jan-1999      $1.19
25-Jan-1999      $1.16
26-Jan-1999      $1.19
27-Jan-1999      $1.25
28-Jan-1999      $1.16
29-Jan-1999      $1.23
01-Feb-1999      $1.19
02-Feb-1999      $1.25
03-Feb-1999      $1.16
04-Feb-1999      $1.25
05-Feb-1999      $1.19
08-Feb-1999      $1.25
09-Feb-1999      $1.25
10-Feb-1999      $1.16
11-Feb-1999      $1.22
12-Feb-1999      $1.22
16-Feb-1999      $1.22
17-Feb-1999      $1.16
18-Feb-1999      $1.16
19-Feb-1999      $1.19
22-Feb-1999      $1.16
23-Feb-1999      $1.16
24-Feb-1999      $1.16
25-Feb-1999      $1.17
26-Feb-1999      $1.17
01-Mar-1999      $1.16
02-Mar-1999      $1.17
03-Mar-1999      $1.19
04-Mar-1999      $1.16
05-Mar-1999      $1.20
08-Mar-1999      $1.16
09-Mar-1999      $1.16
10-Mar-1999      $1.16
11-Mar-1999      $1.16
12-Mar-1999      $1.19
15-Mar-1999      $1.16
16-Mar-1999      $1.13
17-Mar-1999      $1.13
18-Mar-1999      $1.19
19-Mar-1999      $1.13
22-Mar-1999      $1.16
23-Mar-1999      $1.13
24-Mar-1999      $1.16
25-Mar-1999      $1.13
26-Mar-1999      $1.13
29-Mar-1999      $1.13
30-Mar-1999      $1.13
31-Mar-1999      $1.13
01-Apr-1999      $1.16
05-Apr-1999      $1.13
06-Apr-1999      $1.06
07-Apr-1999      $1.13
08-Apr-1999      $0.94
09-Apr-1999      $1.00
12-Apr-1999      $0.94
13-Apr-1999      $0.94
14-Apr-1999      $1.19
15-Apr-1999      $1.25
16-Apr-1999      $1.28
19-Apr-1999      $1.19
20-Apr-1999      $1.38
21-Apr-1999      $1.25
22-Apr-1999      $1.19
23-Apr-1999      $1.06
26-Apr-1999      $1.00
27-Apr-1999      $1.13
28-Apr-1999      $1.06
29-Apr-1999      $1.06
30-Apr-1999      $1.00
03-May-1999      $1.06
04-May-1999      $1.13
05-May-1999      $1.13
06-May-1999      $1.13
07-May-1999      $1.13
10-May-1999      $1.13
11-May-1999      $1.19
12-May-1999      $1.13
13-May-1999      $1.09
14-May-1999      $1.22
17-May-1999      $1.13
18-May-1999      $1.19
19-May-1999      $1.13
20-May-1999      $1.25
21-May-1999      $1.25
24-May-1999      $1.13
25-May-1999      $0.97
26-May-1999      $1.13
27-May-1999      $1.19
28-May-1999      $0.94
01-Jun-1999      $1.00
02-Jun-1999      $1.00
03-Jun-1999      $1.00
04-Jun-1999      $1.00
07-Jun-1999      $1.09
08-Jun-1999      $1.00
09-Jun-1999      $1.06
10-Jun-1999      $1.00
11-Jun-1999      $1.00
14-Jun-1999      $1.00
15-Jun-1999      $1.13
16-Jun-1999      $1.03
17-Jun-1999      $1.22
18-Jun-1999      $1.13
21-Jun-1999      $1.19
22-Jun-1999      $1.06
23-Jun-1999      $1.19
24-Jun-1999      $1.13
25-Jun-1999      $1.13
28-Jun-1999      $1.25
29-Jun-1999      $1.25
30-Jun-1999      $1.06
01-Jul-1999      $1.06
02-Jul-1999      $1.25
06-Jul-1999      $1.06
07-Jul-1999      $1.19
08-Jul-1999      $1.06
09-Jul-1999      $1.25
12-Jul-1999      $1.19
13-Jul-1999      $1.16
14-Jul-1999      $1.13
15-Jul-1999      $1.25
16-Jul-1999      $1.25
19-Jul-1999      $1.13
20-Jul-1999      $1.16
21-Jul-1999      $1.06
22-Jul-1999      $1.13
23-Jul-1999      $1.06
26-Jul-1999      $1.06
27-Jul-1999      $1.13
28-Jul-1999      $1.00
29-Jul-1999      $1.13
30-Jul-1999      $1.19
02-Aug-1999      $1.13
03-Aug-1999      $1.34
04-Aug-1999      $1.19
05-Aug-1999      $1.03
06-Aug-1999      $1.06
09-Aug-1999      $1.23
10-Aug-1999      $1.03
11-Aug-1999      $1.03
12-Aug-1999      $1.06
13-Aug-1999      $1.19
16-Aug-1999      $1.13
17-Aug-1999      $1.06
18-Aug-1999      $1.06
19-Aug-1999      $1.00
20-Aug-1999      $1.13
23-Aug-1999      $1.13
24-Aug-1999      $1.06
25-Aug-1999      $1.06
26-Aug-1999      $1.06
27-Aug-1999      $1.09
30-Aug-1999      $1.06
31-Aug-1999      $1.03
01-Sep-1999      $1.05
02-Sep-1999      $1.03
03-Sep-1999      $1.06
07-Sep-1999      $1.03
08-Sep-1999      $1.00
09-Sep-1999      $1.00
10-Sep-1999      $1.00
13-Sep-1999      $1.00
14-Sep-1999      $1.00
15-Sep-1999      $1.06
16-Sep-1999      $1.06
17-Sep-1999      $1.06
20-Sep-1999      $1.06
21-Sep-1999      $1.06
22-Sep-1999      $1.13
23-Sep-1999      $1.00
24-Sep-1999      $1.06
27-Sep-1999      $1.00
28-Sep-1999      $1.00
29-Sep-1999      $1.13
30-Sep-1999      $1.00
01-Oct-1999      $1.03
04-Oct-1999      $1.06
05-Oct-1999      $1.13
06-Oct-1999      $1.00
07-Oct-1999      $1.06
08-Oct-1999      $1.06
11-Oct-1999      $1.06
12-Oct-1999      $1.00
13-Oct-1999      $0.88
14-Oct-1999      $0.94
15-Oct-1999      $0.94
18-Oct-1999      $0.88
19-Oct-1999      $0.88
20-Oct-1999      $0.81
21-Oct-1999      $0.63
22-Oct-1999      $0.56
25-Oct-1999      $0.75
26-Oct-1999      $0.50
27-Oct-1999      $0.75
28-Oct-1999      $0.63
29-Oct-1999      $0.66
01-Nov-1999      $0.53
02-Nov-1999      $0.75
03-Nov-1999      $0.75
04-Nov-1999      $0.63
05-Nov-1999      $0.81
08-Nov-1999      $0.88
09-Nov-1999      $0.94
10-Nov-1999      $0.88
11-Nov-1999      $0.88
12-Nov-1999      $0.81
15-Nov-1999      $0.84
16-Nov-1999      $1.00
17-Nov-1999      $1.00
18-Nov-1999      $0.91
19-Nov-1999      $1.00
22-Nov-1999      $0.94
23-Nov-1999      $1.00
24-Nov-1999      $1.00
26-Nov-1999      $0.95
29-Nov-1999      $0.94
30-Nov-1999      $1.00
01-Dec-1999      $1.00
02-Dec-1999      $1.00
03-Dec-1999      $0.94
06-Dec-1999      $1.13
07-Dec-1999      $1.00
08-Dec-1999      $1.00
09-Dec-1999      $1.03
10-Dec-1999      $1.09
13-Dec-1999      $1.13
14-Dec-1999      $1.16
15-Dec-1999      $1.13
16-Dec-1999      $1.13
17-Dec-1999      $1.06
20-Dec-1999      $1.16
21-Dec-1999      $1.06
22-Dec-1999      $1.06
23-Dec-1999      $1.06
27-Dec-1999      $1.06
28-Dec-1999      $1.06
29-Dec-1999      $1.13
30-Dec-1999      $1.13
31-Dec-1999      $1.19
03-Jan-2000      $1.22
04-Jan-2000      $1.25
05-Jan-2000      $1.22
06-Jan-2000      $1.25
07-Jan-2000      $1.25
10-Jan-2000      $1.25
11-Jan-2000      $1.25
12-Jan-2000      $1.22
13-Jan-2000      $1.19
14-Jan-2000      $1.20
18-Jan-2000      $1.19
19-Jan-2000      $1.28
20-Jan-2000      $1.38
21-Jan-2000      $1.44
24-Jan-2000      $1.38
25-Jan-2000      $1.31
26-Jan-2000      $1.38
27-Jan-2000      $1.25
28-Jan-2000      $1.38
31-Jan-2000      $1.25
01-Feb-2000      $1.31
02-Feb-2000      $1.38
03-Feb-2000      $1.44
04-Feb-2000      $1.13
07-Feb-2000      $1.03
08-Feb-2000      $0.84
09-Feb-2000      $0.84
10-Feb-2000      $0.97
11-Feb-2000      $0.97
14-Feb-2000      $0.84
15-Feb-2000      $0.91
16-Feb-2000      $0.91
17-Feb-2000      $0.97
18-Feb-2000      $0.97
22-Feb-2000      $1.00
23-Feb-2000      $2.25
24-Feb-2000      $2.00
25-Feb-2000      $1.88
28-Feb-2000      $1.75
29-Feb-2000      $1.75
01-Mar-2000      $1.63
02-Mar-2000      $1.78
03-Mar-2000      $1.56
06-Mar-2000      $1.75
07-Mar-2000      $1.75
08-Mar-2000      $1.75
09-Mar-2000      $1.75
10-Mar-2000      $1.88
13-Mar-2000      $1.81
14-Mar-2000      $1.69
15-Mar-2000      $1.69
16-Mar-2000      $1.59
17-Mar-2000      $1.50
20-Mar-2000      $1.63
21-Mar-2000      $1.50
22-Mar-2000      $1.63
23-Mar-2000      $1.38
24-Mar-2000      $1.25
27-Mar-2000      $1.13
28-Mar-2000      $1.03
29-Mar-2000      $1.22
30-Mar-2000      $1.13
31-Mar-2000      $1.13
03-Apr-2000      $1.25
04-Apr-2000      $1.13
05-Apr-2000      $1.13
06-Apr-2000      $1.19
07-Apr-2000      $1.31
10-Apr-2000      $1.13
11-Apr-2000      $1.03
12-Apr-2000      $0.75
13-Apr-2000      $0.91
14-Apr-2000      $0.53
17-Apr-2000      $0.69
18-Apr-2000      $0.78
19-Apr-2000      $1.06
20-Apr-2000      $1.00
24-Apr-2000      $0.88
25-Apr-2000      $0.94
26-Apr-2000      $0.72
27-Apr-2000      $0.94
28-Apr-2000      $0.91
01-May-2000      $0.78
02-May-2000      $0.84
03-May-2000      $0.75
04-May-2000      $0.72
05-May-2000      $0.72
08-May-2000      $0.75
09-May-2000      $0.75
10-May-2000      $0.75
11-May-2000      $0.75
12-May-2000      $0.69
15-May-2000      $0.78
16-May-2000      $0.72
17-May-2000      $0.75
18-May-2000      $0.69
19-May-2000      $0.75
22-May-2000      $0.69
23-May-2000      $0.78
24-May-2000      $0.77
25-May-2000      $0.77
26-May-2000      $0.75
30-May-2000      $0.72
31-May-2000      $0.72
01-Jun-2000      $0.77
02-Jun-2000      $0.75
05-Jun-2000      $0.72
06-Jun-2000      $0.75
07-Jun-2000      $0.75
08-Jun-2000      $0.75
09-Jun-2000      $0.75
12-Jun-2000      $0.75
13-Jun-2000      $0.75
14-Jun-2000      $0.78
15-Jun-2000      $0.75
16-Jun-2000      $0.75
19-Jun-2000      $0.75
20-Jun-2000      $0.78
21-Jun-2000      $0.78
22-Jun-2000      $0.69
23-Jun-2000      $0.75
26-Jun-2000      $0.78
27-Jun-2000      $0.78
28-Jun-2000      $0.75
29-Jun-2000      $0.75
30-Jun-2000      $0.78
03-Jul-2000      $0.78
05-Jul-2000      $0.75
06-Jul-2000      $0.81
07-Jul-2000      $0.75
10-Jul-2000      $0.80
11-Jul-2000      $0.75
12-Jul-2000      $0.84
13-Jul-2000      $0.84
14-Jul-2000      $0.69
17-Jul-2000      $0.77
18-Jul-2000      $0.81
19-Jul-2000      $0.81
20-Jul-2000      $0.88
21-Jul-2000      $0.75
24-Jul-2000      $0.97
25-Jul-2000      $1.00
26-Jul-2000      $1.00
27-Jul-2000      $0.84
28-Jul-2000      $0.92
31-Jul-2000      $0.94
01-Aug-2000      $0.84
02-Aug-2000      $1.00
03-Aug-2000      $1.00
04-Aug-2000      $1.06
07-Aug-2000      $1.03
08-Aug-2000      $1.06
09-Aug-2000      $0.91
10-Aug-2000      $1.03
11-Aug-2000      $0.94
14-Aug-2000      $1.00
15-Aug-2000      $1.03
16-Aug-2000      $1.00
17-Aug-2000      $1.03
18-Aug-2000      $1.03
21-Aug-2000      $1.06
22-Aug-2000      $1.03
23-Aug-2000      $1.06
24-Aug-2000      $1.06
25-Aug-2000      $1.06
28-Aug-2000      $1.00
29-Aug-2000      $1.00
30-Aug-2000      $1.00
31-Aug-2000      $0.88
01-Sep-2000      $0.88
05-Sep-2000      $0.88
06-Sep-2000      $0.88
07-Sep-2000      $1.00
08-Sep-2000      $1.00
11-Sep-2000      $1.00
12-Sep-2000      $1.00
13-Sep-2000      $0.97
14-Sep-2000      $0.97
15-Sep-2000      $0.97
18-Sep-2000      $1.22
19-Sep-2000      $1.19
20-Sep-2000      $1.28
21-Sep-2000      $1.19
22-Sep-2000      $1.19
25-Sep-2000      $1.19
26-Sep-2000      $1.14
27-Sep-2000      $1.19
28-Sep-2000      $1.06
29-Sep-2000      $1.13
02-Oct-2000      $1.06
03-Oct-2000      $1.06
04-Oct-2000      $1.06
05-Oct-2000      $1.06
06-Oct-2000      $1.06
09-Oct-2000      $1.00
10-Oct-2000      $1.00
11-Oct-2000      $0.94
12-Oct-2000      $1.00
13-Oct-2000      $1.00
16-Oct-2000      $1.06
17-Oct-2000      $1.06
18-Oct-2000      $0.94
19-Oct-2000      $1.06
20-Oct-2000      $1.00
23-Oct-2000      $1.09
24-Oct-2000      $1.06
25-Oct-2000      $1.13
26-Oct-2000      $1.13
27-Oct-2000      $1.08
30-Oct-2000      $0.94
31-Oct-2000      $1.00
01-Nov-2000      $0.97
02-Nov-2000      $0.94
03-Nov-2000      $0.88
06-Nov-2000      $0.97
07-Nov-2000      $1.00
08-Nov-2000      $1.06
09-Nov-2000      $1.02
10-Nov-2000      $0.98
13-Nov-2000      $1.00
14-Nov-2000      $1.00
15-Nov-2000      $1.02
16-Nov-2000      $1.02
17-Nov-2000      $1.00
20-Nov-2000      $1.00
21-Nov-2000      $0.88
22-Nov-2000      $0.88
24-Nov-2000      $0.91
27-Nov-2000      $0.81
28-Nov-2000      $0.81
29-Nov-2000      $0.81
30-Nov-2000      $0.84
01-Dec-2000      $0.81
04-Dec-2000      $0.83
05-Dec-2000      $0.81
06-Dec-2000      $0.81
07-Dec-2000      $0.94
08-Dec-2000      $0.88
11-Dec-2000      $0.88
12-Dec-2000      $0.91
13-Dec-2000      $1.13
14-Dec-2000      $1.13
15-Dec-2000      $1.13
18-Dec-2000      $1.25
19-Dec-2000      $1.19
20-Dec-2000      $1.25
21-Dec-2000      $1.19
22-Dec-2000      $1.16
26-Dec-2000      $1.47
27-Dec-2000      $1.44
28-Dec-2000      $1.44
29-Dec-2000      $1.13
02-Jan-2001      $1.38
03-Jan-2001      $1.38
04-Jan-2001      $1.31
05-Jan-2001      $1.38
08-Jan-2001      $1.31
09-Jan-2001      $1.44
10-Jan-2001      $1.41
11-Jan-2001      $1.50
12-Jan-2001      $1.50
16-Jan-2001      $1.50
17-Jan-2001      $1.44
18-Jan-2001      $1.38
19-Jan-2001      $1.44
22-Jan-2001      $1.48
23-Jan-2001      $1.50
24-Jan-2001      $1.48
25-Jan-2001      $1.50
26-Jan-2001      $1.47
29-Jan-2001      $1.44
30-Jan-2001      $1.44
31-Jan-2001      $1.38
01-Feb-2001      $1.44
02-Feb-2001      $1.38
05-Feb-2001      $1.38
06-Feb-2001      $1.38
07-Feb-2001      $1.56
08-Feb-2001      $1.56
09-Feb-2001      $1.44
12-Feb-2001      $1.47
13-Feb-2001      $1.50
14-Feb-2001      $1.56
15-Feb-2001      $1.44
16-Feb-2001      $1.56
20-Feb-2001      $1.44
21-Feb-2001      $1.50
22-Feb-2001      $1.50
23-Feb-2001      $1.47
26-Feb-2001      $1.50
27-Feb-2001      $1.48
28-Feb-2001      $1.44
01-Mar-2001      $1.44
02-Mar-2001      $1.38
05-Mar-2001      $1.45
06-Mar-2001      $1.44
07-Mar-2001      $1.47
08-Mar-2001      $1.44
09-Mar-2001      $1.34
12-Mar-2001      $1.38
13-Mar-2001      $1.47
14-Mar-2001      $1.50
15-Mar-2001      $1.50
16-Mar-2001      $1.47
19-Mar-2001      $1.50
20-Mar-2001      $1.50
21-Mar-2001      $1.56
22-Mar-2001      $1.44
23-Mar-2001      $1.47
26-Mar-2001      $1.52
27-Mar-2001      $1.44
28-Mar-2001      $1.47
29-Mar-2001      $1.50
30-Mar-2001      $1.50
02-Apr-2001      $1.50
03-Apr-2001      $1.44
04-Apr-2001      $1.48
05-Apr-2001      $1.44
06-Apr-2001      $1.50
09-Apr-2001      $1.48
10-Apr-2001      $1.50
11-Apr-2001      $1.48
12-Apr-2001      $1.49
16-Apr-2001      $1.47
17-Apr-2001      $1.49
18-Apr-2001      $1.47
19-Apr-2001      $1.47
20-Apr-2001      $1.49
23-Apr-2001      $1.45
24-Apr-2001      $1.45
25-Apr-2001      $1.45
26-Apr-2001      $1.26
27-Apr-2001      $1.00
30-Apr-2001      $1.05
01-May-2001      $1.08
02-May-2001      $1.17
03-May-2001      $1.17
04-May-2001      $1.25
07-May-2001      $1.20
08-May-2001      $1.05
09-May-2001      $1.30
10-May-2001      $1.15
11-May-2001      $1.23
14-May-2001      $1.17
15-May-2001      $1.24
16-May-2001      $1.30
17-May-2001      $1.34
18-May-2001      $1.32
21-May-2001      $1.28
22-May-2001      $1.28
23-May-2001      $1.34
24-May-2001      $1.31
25-May-2001      $1.29
29-May-2001      $1.29
30-May-2001      $1.21
31-May-2001      $1.18
01-Jun-2001      $1.18
04-Jun-2001      $1.18
05-Jun-2001      $1.10
06-Jun-2001      $1.20
07-Jun-2001      $1.22
08-Jun-2001      $1.15
11-Jun-2001      $1.10
12-Jun-2001      $1.11
13-Jun-2001      $1.14
14-Jun-2001      $1.11
15-Jun-2001      $1.14
18-Jun-2001      $1.12
19-Jun-2001      $1.11
20-Jun-2001      $1.11
21-Jun-2001      $1.16
22-Jun-2001      $1.16
25-Jun-2001      $1.20
26-Jun-2001      $1.11
27-Jun-2001      $1.10
28-Jun-2001      $1.11
29-Jun-2001      $1.11
02-Jul-2001      $1.15
03-Jul-2001      $1.15
05-Jul-2001      $1.18
06-Jul-2001      $1.15
09-Jul-2001      $1.18
10-Jul-2001      $1.11
11-Jul-2001      $1.15
12-Jul-2001      $1.11
13-Jul-2001      $1.11
16-Jul-2001      $1.15
17-Jul-2001      $1.11
18-Jul-2001      $1.20
19-Jul-2001      $1.06
20-Jul-2001      $1.13